

Mail Stop 3561

December 21, 2016

Via E-mail
Mr. Richard D. Moss
Chief Financial Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

> **Re:** **Hanesbrands Inc.**
> **Form 10-K for the Year Ended January 2, 2016**
> **Filed February 5, 2016**
> **Form 8-K filed October 27, 2016**
> **Response dated November 21, 2016**
> **File No. 001-32891**

Dear Mr. Moss:

We have reviewed your November 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 2, 2016

Index to Consolidated Financial Statements
Income Taxes page F-36

1.   We note on page F-36 your disclosure of domestic and foreign income before income tax expense, which illustrates that domestic pre-tax income as a percentage of the total pre-tax income is decreasing while foreign is increasing. Please explain to us the causes of the increase in amounts of pre-tax income from foreign jurisdictions, such as the effect of intercompany arrangements or transfer pricing agreements, and whether there are any uncertainties related to this trend. In addition, tell us how you considered whether disclosure of the trend is necessary to inform investors of reasons for the decrease in your effective tax rate.

<u>Items 2.02, 7.01 and 9.01 Form 8-K filed October 27, 2016</u>
<u>Exhibit 99.1</u>
<u>Reconciliation of Select GAAP Measures to Non-GAAP Measures</u>

2.   We note that you exclude acquisition, integration costs and other action related charges, in arriving at each of your non-GAAP measures. We understand that you have incurred these charges in each of the last three annual reporting periods. We also note the most significant charges relate to Hanes Europe Innerwear, including $59.9 million for the nine months ended October 1, 2016 and $138.1 million for the year ended January 2, 2016. We note from your disclosure that these charges include legal fees, consulting fees, bank fees, severance costs, certain purchase accounting items, facility closures, inventory write-offs, infrastructure and similar charges. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

        You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining